July 14, 2009

Tim Buchmiller

Senior Attorney

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mailstop 3030

Dear Mr. Buchmiller:

Thank you for your letter of July 1, 2009 wherein you present comments related to the filings of Natus Medical Incorporated (the “Company”, “we”, “our”) with the Securities and Exchange Commission (the “Commission”) on Form 10-K for the fiscal year ended December 31, 2008, filed on March 10, 2009, including portions incorporated by reference to the Company’s Proxy Statement on Schedule 14A filed on April 30, 2009. We have keyed our responses to the numbered comments of the Staff of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter. We have also provided additional supplemental information as you requested.

Form 10-K for the year ended December 31, 2008

Item 11. Executive Compensation, page 51

1. We have reviewed your response to prior comment 1. You state that you “disclose the precise percentage to which the 2008 operating results achieved the pre-tax earnings target.” It is unclear, however, how your shareholders would determine the “pre-tax profit contained in the business plan” from the information disclosed since the disclosed percentage of 88% of pre-tax profit is adjusted for the various items disclosed. In your future filings, please disclose the pre-tax profit target contained in the business plan, quantify how each individual adjustment affected the pre-tax profits, as adjusted and used to determine the percentage at which the target was achieved, and clarify whether the unadjusted pre-tax profits refers to the line item “Income from operations” or “Income before provision for income tax” in your consolidated statements of operations. It is also unclear how the achievement of 88% of the pre-tax profit, as adjusted, resulted in incentive payments of 59% of the target bonus amounts. Please show us how you arrived at that calculation and, in your future filings, please add disclosure which makes this result clear to your shareholders.

Response:

Per the Staff’s request we will in our future filings disclose the pre-tax profit target contained in the business plan approved by our Board of Directors. In our future filings we will also clarify that the pre-tax profit from our business plan is compared to the line “Income before provision for income tax” (subject to the noted adjustments) in our consolidated statements of operations for purposes of determining the extent to which the target was achieved.

Tim Buchmiller Securities and Exchange Commission July 14, 2009	Page 2

We note that the pre-tax profit target contained in the business plan is adjusted for various items and you have asked us in future filings to quantify how each individual adjustment affected the pre-tax profits, as adjusted and used to determine the percentage at which the target was achieved. We respectfully submit that we do not believe that the quantification of individual adjustments is material information to investors in terms of explaining our incentive plan, nor is such information otherwise required by S-K Item 402. Our Compensation Committee has adopted an incentive plan that it believes is not complex and can be easily understood by both participating officers and our stockholders. Per our commitment above, we will disclose the actual pre-tax earnings target and of course with this disclosure investors can compare the target and the actual amount of “Income before provision for income tax”. Per the Staff’s comment, to further facilitate investors’ review, we will also disclose in the Compensation Discussion and Analysis the actual aggregate amount of the adjustment made to this line item for the indicated items.

We believe that quantification of each individual adjustment is a level of detail that does not add meaningful information to investors. Further, certain of the items of adjustment are matters for which the adjustment requires some judgment by management and the Compensation Committee, as their impact is not measured by reference to discrete transactions. In particular, the Compensation Committee has determined that for 2009 any adjustments for the financial impact of our acquisitions shall be based on pre-acquisition expectations of these acquisitions, as presented to our Board of Directors prior to the acquisition, and not by reference to post-acquisition financial results. We feel that referring to a single amount as the subject of such adjustments would imply a precision to them which is in fact not the case and shareholders might attribute more significance to the adjustment than is warranted. We also believe that providing additional detail to describe how the adjustment is derived provides more information than is useful to investors or needed by them to understand the incentive plan.

As described in the proxy statement, under the 2008 bonus plan, attainment of 100% of the Company’s budgeted pre-tax profit would have resulted in a bonus payment of 100% of the target amount. The threshold for payment of any bonus was the achievement of actual profit of 85% of the budgeted pre-tax profit. If the actual profit was between 85% and 115% of the budgeted pre-tax profit, then the bonus payable under the plan would be adjusted linearly from 50% of the target amount to 150% of the target amount. In 2008 the Company achieved a pre-tax profit that was 87.8% of the budgeted pre-tax profit, or 2.8% above the 85% floor. Therefore, the amount of the bonus payable was calculated as follows: 50% (the floor amount) plus the product of 2.8% divided by 15% (spread between 85% and 100% of budgeted pre-tax profit) times 50% (spread between minimum bonus and target bonus), or 59.3%. To facilitate investors’ understanding, in future proxy statements we will include disclosure substantially as follows:

Under the Company’s bonus plan, if the actual profit achieved is 100% of the budgeted pre-tax profit then the bonus amount is the target amount. If the actual profit is less than 85% of the budgeted pre-tax profit then no bonus is payable under the plan. If the actual profit is between 85% and 115% of the budgeted pre-tax profit, then the bonus payable under the plan is adjusted linearly from 50% of the target amount to 150% of the target amount.

Tim Buchmiller Securities and Exchange Commission July 14, 2009	Page 3

In closing

We want to thank you for your review of our filings with the Commission and your related comments. We trust that our responses have been adequate and to the point. Please let us know if you believe we have incorrectly applied generally accepted accounting principles or the rules and regulations of the Federal securities laws in our filings with the commission and we will cooperate with you as fully as we can to reach a resolution of those matters.

Very truly yours,

/s/ Steven J. Murphy
Steven J. Murphy
Vice President Finance and Chief Financial Officer